Exhibit 99.1
CHINA TECHNOLOGY DEVELOPMENT GROUP CORPORATION
Financial Results For the Six Months Ended June 30, 2009 (unaudited)
HONG KONG, October 9, 2009, China Technology Development Group Corporation (NASDAQ: CTDC) (the “Company”, “We”, “us”, or “our”) announced today its unaudited consolidated financial results for the six months ended June 30, 2009 (without footnote disclosure).
On December 29, 2008, the Company entered into a sale and purchase agreement to sell its wholly-owned subsidiary Jingle and its subsidiaries, BHLNet and BBHL (collectively, the “Jingle Group”), to Sentron Enterprises Limited, an independent party, for cash consideration of HK$0.2 million (equivalent to Rmb0.17 million). Upon the completion of the transaction on February 16, 2009, the Company had disposed of all of its non-core business to concentrate all of its resources on the strategic expansion in the solar business (the “Solar Energy Operations”). The operating results for the six months ended June 30, 2008 (“2008 Period”) and 2009 (“2009 Period”) of the Jingle Group are included in “Income from discontinued operations”.
In September 2007, one of our subsidiaries, China Merchants Zhangzhou Development Zone Trenda Solar Ltd. entered into a cooperation contract with China Solar Energy Group Limited, or China Solar, to purchase four SnO2 production lines from China Solar for an aggregate price of US$8,000,000. Installation and testing of the first production line was completed in December 2008. Due to the inherent deficiencies of the first production line, the Company and China Solar agreed to reduce the price from US$2,000,000 to US$1,000,000 for the first production line. The global economic recession in 2008 and 2009 resulted in the closing of many customers that manufacture downstream solar products. Accordingly, the demand for our SnO2 products has been weak for the first half of 2009 and we generated no revenue from our Solar Energy Operations during the 2009 Period.
General and administrative expenses increased by US$359,000, or 26.0%, from US$1,380,000 in the 2008 Period to US$1,739,000 in the 2009 Period. This increase was primarily due to a US$203,000, or 27.5%, increase in salaries and benefits expense, a US$157,000, or 115.8%, increase in legal and other professional fees and a US$46,000, or 31.7%, increase in depreciation charges, partially offset by a US$30,000 decrease in audit fees and a US$10,000 decrease in rental charges. The increase in salaries and benefits expenses resulted from an increase in stock-based compensation recognized. The increase in legal and other professional fees resulted from stock options granted to consultants for their service rendered, and the increase in depreciation charges resulted from an increase in property, plant and equipment. The decrease in audit fees resulted from (i) a decrease in current auditor fee and (ii) a reduction in the number of accounting firms required to issue an audit consent. The decrease in rental charges resulted from the Company’s move to a smaller office.
Other expenses for the 2009 Period mainly consisted of US$168,000 of convertible note interest expenses, US$5,000 interest expenses related to overdraft from security account and US$193,000 of loss on disposal of available-for-sale securities. Other income for the 2009 Period mainly consisted of US$97,000 of change in fair value of warrant liabilities and US$53,000 of subsidiaries from government.
As a result, the Company reported a net loss of US$1,352,000 in the 2009 Period as compared to a net loss of US$1,418,000 in the 2008 Period.
As of June 30, 2009, our cash and cash equivalents was US$8,599,000, representing an increase of US$7,607,000 from US$992,000 at the beginning of the year. The increase was primarily due to the proceeds from the issuance of convertible note in May 2009. On April 28, 2009, the Company and its wholly-owned subsidiaries, China Green Industry Group Ltd. and China Green Holdings Ltd. (“CGHL”), entered into a Subscription Agreement with CMTF Private Equity One. Pursuant to the Subscription Agreement, CGHL issued to CMTF Private Equity One a convertible note in the principal amount of US$10 million. The note has a three-year maturity and an interest rate equal to the Hong Kong Prime Rate (the “Convertible Note”). The Convertible Note is, at the holder’s option, either (a) convertible into the outstanding ordinary shares of CGHL or (b) exchangeable for the Company’s common stock.
The Company will continue to initiate and commence new business activities and to identify suitable projects and to implement our growth strategy through acquisitions.

CHINA TECHNOLOGY DEVELOPMENT GROUP CORPORATION AND SUBSIDIARIES
UNAUDITED CONSOLIDATED STATEMENTS OF OPERATIONS
(Amounts in thousands, except for per share data)
For the six months ended June 30, 2008 and 2009

	Six Months Ended
	June 30,	June 30,
	2008	2009
	US$	US$
Continuing operations:
Revenues	—	—
Cost of sales	—	—

Gross profit	—	—
General and administrative expenses	(1,380)	(1,739)

Operating loss	(1,380)	(1,739)
Other income (expense):
Interest income	13	1
Finance costs	—	(173)
Loss on disposal of available-for-sale securities	(99)	(193)
Change in fair value of warrant liabilities	—	97
Subsidies from government	—	53
Exchange loss	(13)	(24)
Other, net	(4)	—

Loss before income tax expenses	(1,483)	(1,978)
Income tax credit	—	8

Loss from continuing operations	(1,483)	(1,970)
Discontinued operations:
Income from discontinued operations, net of income taxes of nil for the six months ended June 30, 2008 and 2009	65	618

Net loss	(1,418)	(1,352)

Net loss per share
—Basic and dilutive	(0.10)	(0.08)

Net loss per share from continuing operations
—Basic and dilutive	(0.10)	(0.12)

Net income per share from discontinued operations
—Basic and dilutive	—	0.04

Weighted average ordinary shares
—Basic and dilutive	14,249	16,546

CHINA TECHNOLOGY DEVELOPMENT GROUP CORPORATION AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
(Amounts in thousands, except for share data)

	(Audited )	(Unaudited)
	December 31,	June 30,
	2008	2009
	US$	US$
ASSETS
CURRENT ASSETS
Cash and cash equivalents	992	8,599
Available-for-sale securities	691	3,155
Trade accounts receivable, net of allowance for doubtful accounts of nil and nil as of December 31, 2008 and June 30, 2009, respectively	1	—
Inventories	31	97
Due from related parties	774	760
Prepaid expenses and other current assets	138	161
Assets classified as held for sale	357	—

TOTAL CURRENT ASSETS	2,984	12,772
Prepayment for land use right	645	637
Property, plant and equipment, net	4,885	4,709
Prepayment for acquisition of property, plant and machinery	663	663

TOTAL ASSETS	9,177	18,781

LIABILITIES AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES
Trade accounts payable	—	1
Accrued professional fees	471	267
Due to related parties	1,311	1,310
Overdraft from security account	220	42
Warrant liabilities	336	260
Deferred government grants	—	8
Interest payable	—	67
Other liabilities and accrued expenses	97	57
Liabilities classified as held for sale	199	—

TOTAL CURRENT LIABILITIES	2,634	2,012
Deferred tax liabilities-non-current	354	346
Convertible note	—	7,496

TOTAL LIABILITIES	2,988	9,854
SHAREHOLDERS’ EQUITY
Common stock, (US$0.01 par value; 4,000,000,000 shares authorized; Shares issued and outstanding: 15,543,669 at December 31, 2008 and 15,603,669 at June 30, 2009)	177	177
Preferred stock, (US$0.01 par value; 1,000,000,000 shares authorized; Shares issued and outstanding 1,000,000 at December 31, 2008 and June 30, 2009)	11	11
Additional paid-in capital	57,839	61,346
Accumulated deficit	(50,831)	(52,121)
Accumulated other comprehensive loss	(1,007)	(486)

TOTAL SHAREHOLDERS’ EQUITY	6,189	8,927

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	9,177	18,781

CHINA TECHNOLOGY DEVELOPMENT GROUP CORPORATION AND SUBSIDIARIES
UNAUDITED CONSOLIDATED STATEMENTS OF CASH FLOWS
(Amount in thousands)
For the six months ended June 30, 2008 and 2009

	Six Months Ended June 30,
	2008	2009
	US$	US$
Cash flows from operating activities
Net income (loss)	(1,418)	(1,352)
Adjustments to reconcile net income(loss) to net cash used in operating activities
Stock-based compensation	340	759
Amortization of long-term prepayment for rental of land	7	7
Depreciation	136	176
Loss on disposal of available-for-sale securities	99	193
Change in fair value of warrant liabilities	—	(97)
Gain on disposal of subsidiaries	(1)	(667)
Income tax credit	—	(8)
Finance costs	—	168
Changes in assets and liabilities:
Decrease in trade accounts receivable	—	58
Increase in inventories	—	(67)
Increase in due from related parties and other assets	(56)	(6)
Decrease in trade accounts payable	—	(18)
Increase in amount due to related parties	328	—
Decrease in other current liabilities	(1,841)	(117)
Increase in government grants	—	8

Net cash provided by (used in) operating activities	(2,406)	(963)
Cash flows from investing activities
Security trust account	(108)	(181)
Net cash and cash equivalents disposal of upon disposal of discontinued operations	1	33
Proceeds from disposal of available-for-sale securities	1,220	45
Purchase of available-for-sales securities	(1,625)	(1,561)
Prepayment for acquisition of property	(65)	—
Purchase of property, plant and equipment	(171)	(17)
Disposal groups held for sale	55	—

Net cash used in investing activities	(693)	(1,681)
Cash flows from financing activities
Proceeds from issue of common stock and warrants	—	182
Offering costs for issue of common stock and warrants	—	(11)
Proceeds from issue of convertible note	—	10,000
Received from shareholders’ contribution	1,154	—

Net cash provided by financing activities	1,154	10,171
Effect of exchange rate changes on cash and cash equivalents	137	80

Net (decrease) increase in cash and cash equivalents	(1808)	7,607
Cash and cash equivalents at beginning of period	2,477	992

Cash and cash equivalents at end of period	669	8,599

CHINA TECHNOLOGY DEVELOPMENT GROUP CORPORATION AND SUBSIDIARIES
UNAUDITED CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY
(Amounts in thousands, except for share data)
For the six months ended December 31, 2008 and June 30, 2009

							Accumulated
					Additional		other	Total
	Preferred Stock		Common Stock		Paid in	Accumulated	comprehensive	shareholders'
	Share	Amount	Share	Amount	Capital	Deficit	income (loss)	equity
		US$		US$	US$	US$	US$	US$

Balance at June 30, 2008	1,000,000	11	15,028,665	160	55,405	(44,116)	(2,519)	8,941
Issue of common stock and warrants to investors	—	—	498,338	4	1,145	—	—	1,149
Share issued upon exercise of Stock options	—	—	16,666	1	52	—	—	53
Modification of warrants issued to non-employees in prior year	—	—	—	—	347	—		347
Stock options granted	—	—		—	594	—	—	594
Components of comprehensive loss:
Net loss	—	—	—	—	—	(6,484)	—	(6,484)
Net unrealized gain on available-for-sale securities, net of tax	—	—	—	—	—	—	—	—
Reclassification adjustment upon disposal of available-for-sale securities, net of tax	—	—	—	—	—	—	1,594	1,594
Translation adjustment	—	—	—	12	296	(231)	(82)	(5)

Total comprehensive loss for the period								(4,895)

Balance at December 31, 2008	1,000,000	11	15,543,669	177	57,839	(50,831)	(1,007)	6,189
Issue of common shares and warrants to investors	—	—	60,000	1	147	—	—	148
Stock options granted	—	—	—	—	759	—	—	759
Issue of convertible note	—	—	—	—	2,651	—	—	2,651
Components of comprehensive loss:
Net loss	—	—	—	—	—	(1,352)	—	(1,352)
Net unrealized gain on available-for-sale securities, net of tax	—	—	—	—	—	—	1,141	1,141
Reclassification adjustment upon disposal of available-for-sale securities, net of tax	—	—	—	—	—	—	—	—
Translation adjustment	—	—	—	(1)	(50)	62	(620)	(609)

Total comprehensive loss for the period								(820)

Balance at June 30, 2009	1,000,000	11	15,603,669	177	61,346	(52,121)	(486)	8,927

Note: The functional currency of the Company is Renminbi (“Rmb”), the lawful currency of the People’s Republic of China. For the convenience of the reader, unless otherwise indicated, translations into US dollars have been made at Rmb6.83069 = US$1.00, which was the noon buying rate in New York City for cable transfers in Renminbi as certified for customs purposes by the Federal Reserve Bank of New York on June 30, 2009. No representation is made that the Renminbi amounts could have been, or could be, converted into United States Dollars at the rate or at any other certain rate.

For Further information:
Frederick Tang
Chief Financial Officer
Tel	: 00852-3112 8461
Fax	: 00852-3112 8410
Email: frederick.tang@chinactdc.com
About CTDC
CTDC is a provider of solar energy products and solutions in China. CTDC’s major shareholders include China Merchants Group (http://www.cmhk.com), one of the biggest state-owned conglomerates in China, and Beijing Holdings Limited, the largest integrated conglomerate established by Beijing Municipal Government.
For more information, please visit our website at http://www.chinactdc.com.
Forward-Looking Statement Disclosure:
It should be noted that certain statements herein which are not historical facts, including, without limitation, those regarding: A) the timing of product, service and solution deliveries; B) our ability to develop, implement and commercialize new products, services, solutions and technologies; C) expectations regarding market growth, developments and structural changes; D) expectations regarding our product volume growth, market share, prices and margins; E) expectations and targets for our results of operations; F) the outcome of pending and threatened litigation; G) expectations regarding the successful completion of contemplated acquisitions on a timely basis and our ability to achieve the set targets upon the completion of such acquisitions; and H) statements preceded by “believe,” “expect,” “anticipate,” “foresee,” “target,” “estimate,” “designed,” “plans,” “will” or similar expressions are forward-looking statements. These statements are based on management’s best assumptions and beliefs in light of the information currently available to it. Because they involve risks and uncertainties, actual results may differ materially from the results that we currently expect. Factors that could cause these differences include the risk factors specified on our annual report on Form 20-F for the year ended December 31, 2008 under “Item 3.D Risk Factors.” Other unknown or unpredictable factors or underlying assumptions subsequently proving to be incorrect could cause actual results to differ materially from those in the forward-looking statements. The Company does not undertake any obligation to update publicly or revise forward-looking statements, whether as a result of new information, future events or otherwise, except to the extent legally required.